As filed with the Securities and Exchange Commission on March 10, 2004

                              Registration No. 333-

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933

                                 GOAMERICA, INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

              Delaware                                    22-3693371
   (State or other jurisdiction of                     (I.R.S. Employer
   incorporation or organization)                    Identification Number)

                              433 Hackensack Avenue
                          Hackensack, New Jersey 07601
                                  201-966-1717
--------------------------------------------------------------------------------
          (Address, including zip code, of principal executive offices)

                              Wayne D. Smith, Esq.
                                 General Counsel
                                 GoAmerica, Inc.
                              433 Hackensack Avenue
                          Hackensack, New Jersey 07601
                                  201-996-1717
--------------------------------------------------------------------------------
          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                            Peter H. Ehrenberg, Esq.
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (973) 597-2500

      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the
Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                          CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
                                          Amount        Proposed Maximum      Proposed Maximum        Amount of
       Title of Securities to              to be         Offering Price      Aggregate Offering   Registration Fee
            be Registered              Registered(1)      Per Share(2)            Price(2)
------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per      117,774,503
share                                     shares             $0.465              $54,765,144           $6,939
------------------------------------------------------------------------------------------------------------------

(1) Includes up to 12,578,512 shares of common stock issuable upon exercise of warrants outstanding on the date hereof and such indeterminate number of additional shares of common stock issuable for no additional consideration pursuant to the anti-dilution provisions of such warrants and by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq SmallCap Market on March 8, 2004.

                                   ----------

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                                      PROSPECTUS

                   SUBJECT TO COMPLETION, DATED MARCH 10, 2004

                               117,774,503 shares

                                 GOAMERICA, INC.

                                  ------------
                                  Common Stock
                                  ------------

      This prospectus covers 117,774,503 shares of our common stock that may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock and warrants to purchase common stock directly from us in private placements that were exempt from the registration requirements of federal and state securities laws. We will not receive any of the proceeds from the sale of these shares by the selling stockholders, but we will receive proceeds from the exercise of warrants, if any.

      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "GOAM." On March [__], 2004, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $[___] per share.

      The selling stockholders may sell their shares from time to time on the Nasdaq SmallCap Market or otherwise, in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay substantially all expenses of registration of the shares covered by this prospectus.

      Investing in our common stock involves risk. See "RISK FACTORS" beginning on page 3.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                 The date of this prospectus is March   , 2004.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

SUMMARY

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

RISK FACTORS

USE OF PROCEEDS

SELLING STOCKHOLDERS

PLAN OF DISTRIBUTION

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

                                   ----------

      We have not authorized any person to give any information or make any statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

                                   ----------

      Many of GoAmerica's product/service names referred to herein are trademarks, service marks or tradenames of GoAmerica. The GoAmerica and Wynd Communications names and logos and the names of proprietary products and services offered by GoAmerica and Wynd Communications are trademarks, registered trademarks, service marks or registered service marks of GoAmerica. This prospectus also includes references to trademarks and tradenames of other companies.

                                     SUMMARY

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration statement. Under this shelf process, the selling stockholders may from time to time sell their shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock being offered. You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under the heading "Where You Can Find More Information."

      The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities being offered under this prospectus. You should read the registration statement and the accompanying exhibits for further information. The registration statement and exhibits can be read and are available to the public over the Internet at the SEC's website at http://www.sec.gov as described under the heading "Where You Can Find More Information."

Company Overview

      GoAmerica is a wireless data communications service provider, offering solutions primarily for consumers who are deaf, hard of hearing and/or speech-impaired. We currently develop, market and support most of these services through Wynd Communications Corporation, a wholly owned subsidiary of GoAmerica. Wynd Communications offers enhanced services known as WyndTell(R) and
WyndPower(TM), which assist our deaf or hard of hearing customers in communicating from most major metropolitan areas in the continental United States and parts of Canada. WyndTell and WyndPower allow customers to send and receive email messages to and from any email service, provide for delivery and acknowledgments of sent messages that are read, send and receive text telephone or teletypewriter messages, faxes, and text-to-speech messages, and access the Internet using wireless computing devices. Additionally, GoAmerica continues to support customers who use our proprietary software technology called Go.Web(TM). GoWeb is designed for use mainly by enterprise customers to enable secure wireless access to corporate data and the Internet on numerous wireless computing devices. The Wynd Communications and Go.Web services transmit over most major wireless data networks in North America.

      Our revenues are derived principally from subscriptions to our value-added wireless data services, for which customers typically pay monthly recurring fees. We derive additional revenue from the sale of wireless communications devices and commissions from the acquisition of subscribers on behalf of various wireless network providers. We continue to engineer our technology to operate with new versions of wireless devices as they emerge.

      Our executive offices are located at 433 Hackensack Avenue, Hackensack, New Jersey 07017, and our telephone number at that address is (201) 996-1717; our TTY or TDD (text telephone or teletypewriter) number is (201) 527-1520.

Shares Offered

      We are registering for resale by certain of the selling stockholders 104,420,991 shares of our common stock initially acquired directly from us in a private placement that was exempt from the registration requirements of federal and state securities laws. In addition, we are registering for resale 11,578,512 shares of our common stock issuable upon exercise of warrants issued in connection with that private placement. Further, we are registering for resale 1,775,000 shares of our common stock, including shares underlying a warrant, issued to certain of our creditors in settlement of obligations owed to those creditors, which issuances were also exempt from the registration requirements of federal and state securities laws. We are also registering for resale any additional shares of common stock which may become issuable for no additional consideration pursuant to the anti-dilution provisions of such warrants and by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed in this prospectus or discussed in documents incorporated by reference.

      Forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled "Risk Factors" in this prospectus.

      You should not unduly rely on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus.

                                  RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all other information contained in this prospectus, before deciding to purchase our common stock. If any of the following risks actually occur, our business, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline, and you may lose part or all of your investment in our common stock.

Risks Particular To GoAmerica

We have historically incurred losses and these losses will continue in the foreseeable future.

      We have never earned a profit. We had net losses of $8.2 million, $55.9 million, and $120.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Since our inception, we have invested significant capital to build our wireless network operations and e-commerce systems as well as our billing system. We also have provided mobile devices made by third parties to our customers at prices below our costs for such devices. In addition, although we have reduced our exposure to subscriber-related costs through our strategic alliance with EarthLink in September 2002, our costs of subscriber revenue, consisting principally of our purchase of wireless airtime from network carriers, have historically exceeded our subscriber revenue. Further, we have experienced negative overall gross margins, which consist of margins on our subscriber revenues, equipment sales and other revenue, and may experience negative overall gross margins again in the future. We have incurred operating losses since our inception and expect to continue to incur operating losses for at least the next year. We will need to generate significant revenue to become profitable and sustain profitability on a quarterly and annual basis.

      We may not achieve or sustain our revenue or profit goals, and our ability to do so depends on the factors specified elsewhere in "Risk Factors" - as well as on a number of factors outside of our control, including the extent to which:

      o our competitors announce and develop, or lower the prices of, competing services;

      o wireless network carriers, data providers and manufacturers of mobile devices dedicate resources to selling our services or increase the costs of, or limit the use of, services or devices that we purchase from them; and

      o prices for our services decrease as a result of reduced demand or competitive pressures.

      As a result, we may not be able to increase revenue or achieve profitability on a quarterly or annual basis.

We may be unable to execute  our new  business  strategy  announced  in December
2003.

      Our new business strategy is centered on the pursuit of three priorities, centered on the offering of services to deaf or hard of hearing customers by our Wynd Communications subsidiary. These priorities and the principal risks associated with each priority are:

      o Growth of Wynd Communications' core wireless services business. We cannot assure you that we'll be able to grow our core business profitably. Crucial to any growth will be our ability to increase sales to existing, past and potential customers while controlling our marketing expenses. Growth by means of product or service acquisitions may require additional capital to fund acquisitions and we will confront the risks, described below, inherent in an acquisition strategy.

      o Development and marketing of new communications services, including branded Internet protocol and video relay services. To remain competitive in our primary marketing areas, we must continue to offer innovative products and services. We will be limited in the extent to which we can focus upon technological development by capital constraints, by the time that it takes to commercialize product and service concepts and by the steps that may be taken by our competitors. In our rapidly changing environment, developments that appear to present significant advantages may become obsolete before we are able to benefit from our development efforts. In recent years, our shortage of liquidity has required us to reduce the amount of resources devoted to marketing. We expect that capital constraints will continue to limit our marketing efforts in the future.

      o Streamlining of operations to enable superior customer support. Our business model will be materially adversely affected if we are unable to offer superior customer support to deaf and hard of hearing customers. In the past, capital constraints have limited our customer support functions. We rely upon EarthLink to provide customer support in other aspects of our business, but will need to provide customer support on our own or through outsourcing in our Wynd Communications business. In order to provide such support, we have contracted with an experienced third party organization to provide primary and secondary customer and technical support while leveraging internal resources to provide supplemental support. We cannot assure you that our efforts in this area will be successful in improving the quality of the interaction our customers have with us.

      If we do not respond effectively to these risks, our business could be significantly and adversely affected.

We may need additional funds which, if available, could result in increased interest expenses or additional dilution to our stockholders. If additional funds are needed and are not available, our business could be negatively impacted.

      On March 10, 2004, we consummated the second stage of a private placement announced in December 2003. Through our initial closing in December 2003 and our second closing on March 10, 2004, we raised net proceeds of approximately $13 million through the issuance of our common stock and warrants. We expect that we will require substantially all of the net proceeds from the private placement in order to implement our new business strategy that we announced in December 2003. Our strategy is centered on the pursuit of three priorities, centered on our Wynd Communications subsidiary: (a) growth of Wynd Communications' core wireless services business; (b) development and marketing of new communications services, including branded Internet protocol and video relay services; and (c) streamlined operations to enable superior customer support. If we continue to operate unprofitably, if unanticipated contingencies arise or if new business opportunities are presented to us, it will be necessary for us to raise additional capital either through public or private equity or debt financing to primarily finance the execution of our anticipated strategic initiatives. At this time, we do not have any bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes. If our plans or assumptions change or are inaccurate regarding new lines of business within our target market, timeliness and effectiveness of implementation of new services we expect to offer, and/or weakness or lack of appreciable growth in our core business, we may be required to seek additional capital.

      If funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders will be reduced and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through a bank credit facility or the issuance of debt securities, the holder of such indebtedness would have rights senior to the rights of common stockholders and the terms of such indebtedness could impose restrictions on our operations. If we need to raise additional funds, we may not be able to do so on terms favorable to us, or at all.

      If additional capital is required but is not available on acceptable terms or at all, we may be required to sell or otherwise dispose of portions of our business in order to sustain our operations and implement our new business plan. We may not be able to effect such sales on satisfactory terms or at all.

Our limited cash resources will likely restrict our flexibility and overall operations.

      In order for us to execute our new business plan, it will be necessary for us to continue to operate under significant budgetary constraints. These constraints limit our ability to respond to business opportunities or issues as they arise. Since the wireless communications industry remains in an early stage and its needs are dynamic, our budgetary constraints may adversely affect our ability to respond to market demands and our ability to compete.

Our independent auditors expressed a "going concern" opinion with respect to our 2002 consolidated financial statements.

      Although our independent auditors have not expressed a going concern opinion with respect to our 2003 consolidated financial statements as a result of our recently completed private placement, our independent auditors did express such a qualification with respect to our 2002 consolidated financial statements. We believe that this qualification materially adversely affected the manner in which third parties did business with us, most notably in connection with the extension of credit and their degree of commitment to any long term agreements. That qualification also made it more difficult for us to obtain capital. We cannot assure you that we will be able to convince third parties to reconsider or relax the measures or restrictions that they have taken or placed on us in the past to protect their credit position or enter into a business relationship with us at all as a result of our recently completed private placement.

It remains difficult to predict the outcome of our strategic alliance with EarthLink.

      We substantially revised our business model when we entered into our strategic alliance with EarthLink in September 2002. While we succeeded in reducing our operating expenses, we cannot yet determine whether:

      o the businesses that we have retained, primarily Wynd Communications, will be viable enough to support our entire infrastructure;

      o the operations that we have turned over to EarthLink will be performed in a manner consistent with our expectations;

      o we will have a continuing relationship with EarthLink beyond the initial term of our strategic alliance, which is scheduled to expire in September 2004; and if so, whether we will derive significant on-going revenues with our continuing relationships with EarthLink, and if not, whether we will be able to profitably maintain those subscribers that we would then service directly again; or

      o our relationship with EarthLink will cause other potential business partners to refrain from doing business with us or entering into material transactions.

We have only a limited operating history, which makes it difficult to evaluate an investment in our common stock.

      We have only a limited operating history on which you can evaluate our business, financial condition and operating results. We face a number of risks encountered by early stage technology companies that participate in new technology markets, including our ability to:

      o manage our dependence on wireless data services which have only limited market acceptance to date;

      o maintain our engineering and support organizations, as well as our distribution channels;

      o negotiate and maintain favorable usage rates with telecommunications carriers;

      o     retain and expand our subscriber base at profitable rates;

      o recoup our expenses associated with the wireless devices we resell to subscribers;

      o manage expanding operations, including our ability to expand our systems if our subscriber base grows substantially;

      o     attract and retain management and technical personnel; and

      o     anticipate  and  respond  to  market   competition  and  changes  in
            technologies such as wireless data protocols and wireless devices.

      We may not be successful in addressing or mitigating these risks and uncertainties, and if we are not successful our business could be significantly and adversely affected.

To generate increased revenue we will have to increase substantially the number of our subscribers, which may be difficult to accomplish.

      In addition to increasing our subscriber base, we will have to limit our churn, or the number of subscribers who deactivate our service. Adding new subscribers will depend to a large extent on the success of our direct and indirect distribution channels and acquisition strategy, and there can be no assurance that they will be successful. Limiting our churn rate will require that we provide our subscribers with a favorable experience in using our wireless service. Our subscribers' experience may be unsatisfactory to the extent that our service malfunctions or our customer care efforts, including our Web site and 800 number customer service efforts, do not meet or exceed subscriber expectations. In addition, factors beyond our control, such as technological limitations of the current generation of wireless devices, which may cause our subscribers' experience with our service to not meet their expectations, could increase our churn rate and adversely affect our revenues.

We may acquire or make investments in companies or technologies that could cause loss of value to our stockholders and disruption of our business.

      Subject to our capital constraints, we intend to continue to explore opportunities to acquire companies or technologies in the future, principally as enhancements to our offerings of products and services to our deaf and hard of hearing customers. Entering into an acquisition entails many risks, any of which could adversely affect our business, including:

      o failure to integrate the acquired assets and/or companies with our current business;

      o     the price we pay may exceed the value we eventually realize;

      o loss of share value to our existing stockholders as a result of issuing equity securities as part or all of the purchase price;

      o potential loss of key employees from either our current business or the acquired business;

      o     entering   into  markets  in  which  we  have  little  or  no  prior
            experience;

      o     diversion of management's attention from other business concerns;

      o assumption of unanticipated liabilities related to the acquired assets; and

      o the business or technologies we acquire or in which we invest may have limited operating histories, may require substantial working capital, and may be subject to many of the same risks we are.

We have limited resources and we may be unable to support effectively our operations.

      We must continue to develop and expand our systems and operations in order to remain competitive. Our need to continually innovate has placed, and we expect it to continue to place, significant strain on our managerial, operational and financial resources. Even with the net proceeds from our recently completed private placement, we may be unable to develop and expand our systems and operations or implement our new business plan for one or more of the following reasons:

      o we may not be able to retain at reasonable compensation rates qualified engineers and other employees necessary to expand our capacity on a timely basis;

      o we may not be able to dedicate the capital necessary to effectively develop and expand our systems and operations; and

      o we may not be able to expand our customer service, billing and other related support systems.

      If we cannot manage our operations effectively, our business and operating results will suffer. Additionally, any failure on our part to develop and maintain our wireless data services if we experience rapid growth could significantly adversely affect our reputation and brand name which could reduce demand for our services and adversely affect our business, financial condition and operating results.

Steps we have taken during 2002 and 2003 to respond to our diminished liquidity may negatively impact our ability to do business in the future.

We took many steps during 2002 and 2003 that we may not have taken had we had substantial additional liquidity. In addition to our strategic alliance with EarthLink, we implemented substantial cost-cutting measures in recent periods in order to survive. Among other things, we:

      o reduced our headcount from 225 employees at December 31, 2001 to 40 employees at December 31, 2003;

      o     reduced  our   expenditures   on  development   from   approximately
            $4,174,000 in 2001 to approximately $1,209,000 in 2003;

      o     reduced  our   expenditures   on  advertising   from   approximately
            $4,900,000 in 2001 to approximately $23,000 in 2003; and

      o reduced our office space under lease from approximately 66,000 total square feet at December 31, 2001 to approximately 12,000 total square feet at December 31, 2003.

We understand that our business reputation and capacity to do business may have been damaged by the cutbacks which we were forced to implement. If we are unable to restore our reputation and our capacity, our business could be significantly and adversely affected.

Our business prospects depend in part on our ability to maintain and improve our services as well as to develop new services.

      We believe that our business prospects depend in part on our ability to maintain and improve our current services and to develop new services. Our services will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As a result of the complexities inherent in our service offerings, major new wireless data services and service enhancements require long development and testing periods. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new services and service enhancements. Additionally, our new services and service enhancements may not achieve market acceptance.

If we do not respond effectively and on a timely basis to rapid technological change, our business could suffer.

      The wireless and data communications industries are characterized by rapidly changing technologies, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our services are integrated with wireless handheld devices and must also be compatible with the data networks of wireless carriers. In certain aspects of our business, our services must be integrated with the computer systems of corporate customers. We must respond to technological changes affecting both our customers and suppliers. We may not be successful in developing and marketing, on a timely and cost-effective basis, new services that respond to technological changes, evolving industry standards or changing customer requirements. Our success will depend, in part, on our ability to accomplish all of the following in a timely and cost-effective manner:

      o     effectively use and integrate new technologies;

      o     continue to develop our technical expertise;

      o     enhance our wireless data, engineering and system design services;

      o     develop applications for new wireless networks and services;

      o     develop services that meet changing customer needs;

      o influence and respond to emerging industry standards and other changes; and

      o     advertise and market our services.

We depend upon wireless carriers' networks. If we do not have continued access to sufficient capacity on reliable networks, our business will suffer.

      Our success partly depends on our ability to buy sufficient capacity on or offer our services over the networks of wireless carriers such as Cingular Interactive, Motient, T-Mobile and WebLink Wireless and on the reliability and security of their systems. We depend on these companies to provide uninterrupted and "bug free" service and would be adversely affected if they failed to provide the required capacity or needed level of service. In recent years, certain wireless carriers experienced financial difficulties and sought protection under the bankruptcy laws. We cannot assure you that these companies will emerge from bankruptcy or that others will not seek similar protection. Such bankruptcies may result in discontinued or interrupted service and fewer network alternatives. In addition, although we have some forward price protection in our existing agreements with certain carriers, we could be adversely affected if wireless carriers were to increase the prices of their services. Our existing agreements with the wireless carriers generally have one-to-three year terms. Some of these wireless carriers are, or could become, our competitors.

We depend on third parties for sales of certain of our products and services which could result in variable and unpredictable revenues.

      We rely substantially on the efforts of others to sell many of our wireless data communications services. We are highly dependent on our EarthLink and other indirect distribution alliance partners for implementation of our sales and marketing initiatives. Should our relationships with our distribution alliance partners cease or be less successful than anticipated, our business, results of operations, and financial conditions would be materially adversely affected. While we monitor the activities of our distributors and resellers, we cannot control how those who sell and market our products and services perform and we cannot be certain that their performance will be satisfactory. If the number of customers we obtain through these efforts is substantially lower than we expect for any reason, this would have a material adverse effect on our business, operating results and financial condition.

We depend on retaining key personnel. The loss of our key employees and the inability to recruit talented new personnel could materially adversely affect our business.

      Due to the technical nature of our services and the dynamic market in which we compete, our performance depends on retaining and hiring certain key employees, including technically proficient personnel. Competitors and others have recruited our employees in recent years as we have found it necessary to implement cost controls that have reduced the attractiveness of employment with us. A major part of our compensation to our key employees is in the form of stock option grants. The prolonged depression in our stock price has made it difficult for us to retain our employees and recruit additional qualified personnel.

Wireless data systems failures could harm our business by injuring our reputation or lead to claims of liability for delayed, improper or unsecured transmission of data.

      A significant barrier to the growth of electronic commerce and wireless data services has been the need for secure and reliable transmission of confidential information. Our existing wireless data services are dependent on near immediate, continuous feeds from various sources. The ability of our subscribers to quickly access data requires timely and uninterrupted connections with our wireless network carriers. Any significant disruption from our backup landline feeds could result in delays in our subscribers' ability to receive such information. In addition, our systems could be disrupted by unauthorized access, computer viruses and other accidental or intentional actions. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. If a third party were able to misappropriate our subscribers' personal or proprietary information or credit card information, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our business. There can be no assurance that our systems will operate appropriately if we experience a hardware or software failure. A failure in our systems could cause delays in transmitting data and, as a result, we may lose customers or face litigation that could materially adversely affect our business.

An interruption in the supply of products and services that we obtain from third parties could cause a decline in sales of our services.

      In designing, developing and supporting our wireless data services, we rely on wireless carriers, mobile device manufacturers, content providers and software providers. These suppliers may experience difficulty in supplying us products or services sufficient to meet our needs or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable. As our liquidity deteriorated during 2003, our vendors tightened our credit or refused to extend credit to us, making it more difficult for us to obtain suppliers on terms satisfactory to us. Any significant interruption in the supply of any of these products or services could cause a decline in sales of our services, unless and until we are able to replace the functionality provided by these products and services. We also depend on third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

We may face increased competition which may negatively impact our prices for our services or cause us to lose business opportunities.

      The market for our services is becoming increasingly competitive. The widespread adoption of industry standards in the wireless data communications market may make it easier for new market entrants and existing competitors to introduce services that compete against ours. We developed our solutions using standard industry development tools. Many of our agreements with wireless carriers, wireless handheld device manufacturers and data providers are non-exclusive. Our competitors may use the same products and services in competition with us. With time and capital, it would be possible for competitors to replicate our services and offer similar services at a lower price. We expect that we will compete primarily on the basis of the functionality, breadth, quality and price of our services. Our current and potential competitors include:

      o wireless device manufacturers, such as Palm, Handspring, Motorola, RIM and Danger; and

      o     wireless network carriers, such as AT&T Wireless,  Verizon Wireless,
            Cingular    Interactive,    Sprint   PCS,    T-Mobile   and   Nextel
            Communications, Inc.

      Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can. In addition, we have established strategic relationships with many of our potential competitors. In the event such companies decide to compete directly with us, such relationships would likely be terminated, which could have a material adverse effect on our business and reduce our market share or force us to lower prices to unprofitable levels.

Our intellectual property rights may not be adequately protected under the current state of the law.

      Our success substantially depends on our ability to sell services which are dependent on certain intellectual property rights. We currently do not have patents on any of our intellectual property. Although we have applied for U.S. federal trademark protection, we do not have any U.S. federal trademark registrations for the marks "GoAmerica", "Go.Web", or certain of our other marks and we may not be able to obtain such registrations. We rely primarily on trade secret laws, copyright law, trademark law, unfair competition law and confidentiality agreements to protect our intellectual property. To the extent that our technology is not adequately protected by intellectual property law, other companies could develop and market similar products or services which could materially adversely affect our business.

We may be sued by third parties for infringement of their proprietary rights and we may incur defense costs and possibly royalty obligations or lose the right to use technology important to our business.

      The telecommunications and software industries are characterized by protection and vigorous enforcement of applicable intellectual property rights. As the number of participants in our market increases, the possibility of an intellectual property claim against us increases. Any intellectual property claims, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from administering our business. A third party asserting infringement claims against us or our customers with respect to our current or future products may materially adversely affect us by, for example, causing us to enter into costly royalty arrangements or forcing us to incur settlement or litigation costs.

      Research In Motion (RIM), the provider of the BlackBerry email service and associated products, is currently engaged in litigation with NTP, Inc (NTP). NTP is seeking a court injunction preventing RIM from providing BlackBerry email service claiming that NTP is the rightful owner of certain patents supporting this technology. On November 21, 2002 the United States District Court for the Eastern District of Virginia ruled that RIM is infringing upon these patents owned by NTP. This ruling and other rulings made by the court during the course of this case are currently under appeal by RIM and, in August 2003, the court granted RIM's request to stay the injunction sought by NTP pending the completion of another appeal by RIM to the Court of Appeals for the Federal Circuit. RIM is also pursuing reexamination of the disputed patents by the U.S. Patent and Trademark Office. No court order has been issued preventing RIM from providing the BlackBerry email service and it is impossible to ascertain how long the reexamination and appeal processes may take.

      We offer the BlackBerry service and associated products as a dealer for EarthLink, which resells these offerings. If there is a court injunction preventing RIM from providing BlackBerry email service, then we may not be able to generate anticipated sales of BlackBerry related products. In addition, many of our Go.Web customers who use our technology do so in conjunction with BlackBerry email service. A prolonged court injunction against RIM could result in increased churn amongst customers who pay a recurring fee for our services if these customers are no longer able to use BlackBerry email service and therefore decide to terminate their wireless data service plan altogether.

We may be subject to liability for transmitting certain information, and our insurance coverage may be inadequate to protect us from this liability.

      We may be subject to claims relating to information transmitted over systems we develop or operate. These claims could take the form of lawsuits for defamation, negligence, copyright or trademark infringement or other actions based on the nature and content of the materials. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

Our quarterly operating results are subject to significant fluctuations and, as a result, period-to-period comparisons of our results of operations are not necessarily meaningful.

      Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors. These factors include:

      o     the demand for and market acceptance of our services;

      o downward price adjustments by our competitors on services they offer that are similar to ours;

      o     changes in the mix of services sold by our competitors;

      o     technical   difficulties  or  network  downtime  affecting  wireless
            communications generally;

      o the ability to meet any increased technological demands of our customers; and

      o     economic conditions specific to our industry.

      Therefore, our operating results for any particular quarter may differ materially from our expectations or those of security analysts and may not be indicative of future operating results. The failure to meet expectations may cause the price of our common stock to decline.

If we fail to manage growth effectively, our business could be disrupted which could harm our operating results.

      If we are successful in implementing our new business plan, we may experience growth in our business. In that event, it will be necessary for us to expand our workforce and to train, motivate and manage additional employees as the need for additional personnel arises. Our personnel, systems, procedures and controls may not be adequate to support our future operations. Any failure to effectively manage future growth could have a material adverse effect on our business.

We are vulnerable to circumstances outside of our control, which could seriously disrupt our business.

Our software, as well as any ancillary hardware, is vulnerable to damage or interruption from:

      o     fire, flood, and other natural disasters;

      o power loss, computer systems failures, Internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation, and similar events; and

      o     computer viruses.

Any disruption in the operation of our software, the loss of employees knowledgeable about such software, or our failure to continue to effectively modify and upgrade such software could interrupt our operations or interfere with our ability to provide service to our customers, which could result in reduced sales and affect our operations and financial performance.

Risks Particular To Our Industry

The market for our services is new and highly uncertain.

      The market for wireless data services is still emerging and continued growth in demand for and acceptance of these services remains uncertain. Current barriers to market acceptance of these services include cost, reliability, functionality and ease of use. We cannot be certain that these barriers will be overcome. If the market for our services does not grow or grows slower than we currently anticipate, our business, financial condition and operating results could be materially adversely affected.

New laws and regulations that impact our industry could materially adversely affect our business.

      We are not currently subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency. In addition, the wireless carriers who supply us airtime are subject to regulation by the FCC and regulations that affect them could materially adversely affect our business. Our business could suffer significantly depending on the extent to which our activities or those of our customers or suppliers are regulated.

Risks Particular To Stock Price

Our stock price, like that of many technology companies, has been and may continue to be volatile.

      We expect that the market price of our common stock will fluctuate as a result of variations in our quarterly operating results and other factors beyond our control. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive and emerging nature of our business, the market price of our common stock may rise and fall in response to a variety of factors, including:

      o     announcements of technological or competitive developments;

      o     acquisitions or strategic alliances by us or our competitors;

      o     the gain or loss of a significant customer or order;

      o changes in estimates of our financial performance or changes in recommendations by securities analysts regarding us or our industry; or

      o     general market or economic conditions.

      This risk may be heightened because our industry is new and evolving, characterized by rapid technological change and susceptible to the introduction of new competing technologies or competitors.

      In addition, equity securities of many technology companies have experienced significant price and volume fluctuations. These price and volume fluctuations often have been unrelated to the operating performance of the affected companies. Volatility in the market price of our common stock could result in securities class action litigation. This type of litigation, regardless of the outcome, could result in substantial costs and a diversion of management's attention and resources.

We have issued a substantial number of warrants that enable their holders to purchase our common stock at a price of $0.15 per share, which could depress the price at which others will purchase our common stock.

As a result of our recently completed private placement, we issued warrants to purchase 11,578,512 shares of our common stock at a price of $0.15 per share. This compares with the following additional securities which were outstanding upon consummation of our private placement:

      o     161,137,648 shares of our common stock;

      o     options to purchase 10,657,939 share of our common stock; and

      o warrants to purchase an additional 1,067,500 shares of our common stock, exercisable at prices ranging from $0.46 to $3.00.

Of the warrants issued in connection with our private placement, warrants covering 8,255,340 shares of our common stock are immediately exercisable and the balance of the warrants (covering 3,323,172 shares) first become exercisable in September 2005. The significant number of shares that may be issuable at a price which could be less than the current market price of our common stock could adversely affect the market price of our common stock.

Our common stock may be delisted from the Nasdaq SmallCap Market because of the low bid price of our common stock. If such delisting occurs, the market price and market liquidity of our common stock may be adversely affected.

      Our common stock is currently not in compliance with Nasdaq Marketplace Rule 4450(a)(5) which requires that a listed company maintain a minimum bid price of $1.00 per share. Nasdaq has granted us a series of grace periods, the most recent of which will expire on May 31, 2004, to regain compliance with this requirement. In order to regain compliance with this Marketplace Rule and remain listed on the Nasdaq SmallCap Market, GoAmerica's share price must close at a minimum of $1.00 per share for 10 consecutive trading days prior to the end of the grace period. If our common stock is delisted by Nasdaq, our common stock would be eligible to trade on the OTC Bulletin Board maintained by Nasdaq, another over-the-counter quotation system, or on the pink sheets, where an investor may find it more difficult to dispose of our shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to a rule promulgated by the SEC that, if we fail to meet criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock. Delisting from Nasdaq would make trading our common stock more difficult for investors, potentially leading to further declines in our share price. It would also make it more difficult for us to raise additional capital. Further, if we are delisted we could also incur additional costs under state blue sky laws in connection with any sales of our securities.

      On March 10, 2004, our stockholders approved a resolution authorizing our board to amend our certificate of incorporation to effect a reverse stock split such that each outstanding 4, 6, 8, 10 or 12 shares of our common stock would be combined, converted and changed into one share of our common stock, depending upon which, if any, of these five ratios is selected by our board. One of the purposes of this resolution is to increase the per share market price of our common stock in order to maintain its listing on the Nasdaq SmallCap Market.
However, we cannot assure you that if our board implements any such reverse stock split, it will have the intended effect of increasing the market price of our common stock to the extent necessary to avoid delisting.

We cannot predict the outcome of the reverse stock splits that our stockholders have authorized.

      We cannot predict how investors will react to any reverse stock split that we may implement as a result of the stockholder approval granted on March 10, 2004. Some investors may view the reverse stock split negatively. While the per share price of our common stock may increase as of the effective date of any reverse stock split that may be implemented, that per share price may decline thereafter. Thus, the aggregate market price of a stockholder's common stock may decline as a result of any reverse stock split that may be implemented.

         If a reverse stock split is implemented, some stockholders may consequently own less than 100 shares of our common stock. A purchase or sale of less than 100 shares, known as an "odd lot" transaction, may result in incrementally higher trading costs through certain brokers, particularly "full service" brokers. Therefore, those stockholders who own less than 100 shares following the effective date of such a reverse split may be required to pay higher transaction costs if they sell their shares of our common stock. While we believe that any such split may result in greater liquidity for our stockholders, it is possible that such liquidity could be adversely affected by the reduced number of shares outstanding after the effective date of the split.

If we implement a reverse stock split, the number of shares of common stock that
our  board  may  issue  without  further  stockholder   approval  will  increase
significantly.

      If we implement a reverse stock split, the number of issued and outstanding shares will decrease, but the number of authorized shares will not change. Thus, the number of authorized but unissued shares will increase significantly if we implement one of the reverse stock splits authorized by our stockholders. The following table illustrates the effect of 1:4, 1:6, 1:8, 1:10 and 1:12 reverse stock splits, as well as effecting no reverse stock split, on our (i) outstanding shares of common stock, assuming that we are obligated to issue the maximum number of Additional Shares described below, (ii) authorized shares of common stock which are reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements and (iii) shares of common stock which are neither outstanding nor reserved for issuance and are therefore available for issuance. The table does not take into account fractional shares. If we effect a reverse stock split, we will pay cash in lieu of issuing fractional shares.

-----------------------------------------------------------------------------------------------------------
                                                                                             (iii)
                                   (i)                      (ii)                     Authorized Shares of
                             Shares of Common         Shares of Common Stock              Common Stock
Reverse Split Ratio         Stock Outstanding         Reserved for Issuance          Available for Issuance
-----------------------------------------------------------------------------------------------------------
No Reverse Split               168,953,530                  27,670,637                    153,375,832
-----------------------------------------------------------------------------------------------------------
1:4                              42,238,382                  6,917,659                    300,843,958
-----------------------------------------------------------------------------------------------------------
1:6                              28,158,921                  4,611,772                    317,229,305
-----------------------------------------------------------------------------------------------------------
1:8                              21,119,191                  3,458,829                    325,421,979
-----------------------------------------------------------------------------------------------------------
1:10                             16,895,353                  2,767,063                    330,337,583
-----------------------------------------------------------------------------------------------------------
1:12                             14,079,460                  2,305,886                    333,614,652
-----------------------------------------------------------------------------------------------------------

The issuance in the future of additional authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of our common stock. In addition, the effective increase in the number of authorized, but unissued, shares of our common stock may be construed as having an anti-takeover effect. We could, subject to the board's fiduciary duties and applicable law, issue such additional authorized shares to purchasers who might oppose a hostile takeover bid or any efforts to amend or repeal certain provisions of our restated certificate of incorporation or bylaws. Such a use of these additional authorized shares could render more difficult, or discourage, an attempt to acquire control of us through a transaction opposed by the board.

The number of shares of common stock which our board may issue without further approval from our stockholders may also be increased as a result of another amendment to our certificate of incorporation approved by our stockholders.

On March 10, 2004, our stockholders also approved an increase in the number of shares of common stock which we may issue from 200,000,000 shares to 350,000,000. This action by our stockholders authorizes our board, in its discretion, to either amend our certificate of incorporation to effect this increase or to elect not to file such an amendment, in which case the stockholder approval will have no effect. As noted above, an increase in our authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of our common stock and may be construed as having an anti-takeover effect.

We will be required to issue additional shares of our common stock if the registration statement for this offering is not declared effective by the SEC on or before April 27, 2004.

In connection with our private placement, we executed a registration rights agreement which obligates us to issue certain additional shares of our common stock in the event that we are delayed in effecting the registration of the shares issuable in the private placement. We refer to the shares that we may be required to issue in such event as the "Additional Shares". Our registration rights agreement provides that the maximum number of shares that we may be required to issue as Additional Shares is 12% of the total shares of common stock then owned by each investor in the private placement or which each investor then has the right to acquire. By virtue of the fact that we were unable to initially file this registration statement until the date set forth on the first page of this prospectus, we issued at the closing of our private placement on March 10, 2004 a total of 3,391,628 Additional Shares. If, by April 27, 2004, the SEC does not declare effective the registration statement of which this prospectus is a part, we will be required to issue more Additional Shares, up to the limit mentioned above. The issuance of Additional Shares will dilute the ownership interests of those stockholders who did not invest in the private placement.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

      Provisions of our certificate of incorporation and bylaws and provisions of Delaware law could delay or prevent an acquisition or change of control of GoAmerica or otherwise adversely affect the price of our common stock. For example, our certificate of incorporation authorizes undesignated preferred stock which our board of directors can designate and issue without further action by our stockholders, establishes a classified board of directors, eliminates the rights of stockholders to call a special meeting of stockholders, eliminates the ability of stockholders to take action by written consent, and requires stockholders to comply with advance notice requirements before raising a matter at a stockholders' meeting. As a Delaware corporation, we are also subject to the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law.

We do not intend to pay dividends on our common stock.

      We have never paid or declared any cash dividends on our common stock or other securities and intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

      The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, which includes shares issuable upon exercise of warrants held by the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants and options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the warrants and options but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We issued warrants covering 11,578,512 shares of our common stock in our recent private placement. Warrants covering a total of 3,323,172 of these shares are not exercisable until September 2005; all of the other warrants issuable in our private placement are immediately exercisable.

      Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 161,137,648 shares of our common stock issued and outstanding as of March 10, 2004, after the closing of our private placement.

      By virtue of the closing of our private placement on March 10, 2004, Special Situations Fund III, L.P., one of the selling stockholders, has the right to designate one person to join our board of directors. No such designation had been made as of the date of this prospectus.

      The placement agent in our private placement and certain persons and an entity affiliated with the placement agent are selling stockholders.

      We have issued shares of our common stock to Metricom, Inc. and Motient Communications Inc. and a warrant to purchase shares of our common stock to Sellar Continental LLC, each of which was a creditor of ours and each of which received such securities as part of a settlement agreement. Such creditors, referred to herein as the "Creditors," are also selling stockholders.

      Except as noted above, no selling stockholder has had any material relationship with us or any of our affiliates within the past three years, other than as a stockholder.

      The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below.

The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. With the exception of the Creditors, the selling stockholders acquired the common stock and warrants to which this prospectus relates directly from us on December 19, 2003 and March 10, 2004, in a private placement that was exempt from the registration requirements of the federal and state securities laws. The Creditors acquired the common stock to which this prospectus relates directly from us between November, 2003 and February, 2004 in private placements that were exempt from the registration requirements of the federal and state securities laws. In connection with the private placement, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the offered shares. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of such time as all of the shares issued in the private placement and covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement of which this prospectus is a part or the date on which such shares may be sold pursuant to the SEC's Rule 144(k).

                                            SECURITY OWNERSHIP(1)

                                                        Number of
                                                          Shares                         Shares Beneficially
                                                       Beneficially       Number of      Owned After Offering
                                                       Owned Before     Shares Being     --------------------
                   Name                                  Offering          Offered       Number    Percentage
-------------------------------------------------     --------------    ------------     ------    ----------
Basso Equity Opportunity Holding Fund Ltd.               627,637(2)         627,637           0             *
Bel-Cal Holdings, Ltd.                                   697,375(3)         697,375           0             *
Brickman Investments Inc.                                174,344(4)         174,344           0             *
Derek Caldwell                                         3,775,249(5)       3,775,249           0             *
Colbart Birnet L.P.                                      139,475(6)         139,475           0             *
Congregation Mishkan Sholom                              348,687(7)         348,687           0             *
David J. Deutsch                                         523,031(8)         523,031           0             *
Savita Dhingra                                         1,046,062(9)       1,046,062           0             *
Diamond Hill Investments, L.P.                           697,375(10)        697,375           0             *
DKR Sandshore Oasis Holdings Fund Ltd.                 1,046,062(11)      1,046,062           0             *
East Hudson Inc. (BVI)                                   383,556(12)        383,556           0             *
Ellis International                                    1,429,618(13)      1,429,618           0             *
Enable Growth Partners LP                                697,375(14)        697,375           0             *
Michael D. Farkas                                         69,737(15)         69,737           0             *
F Berdon Co. LP                                          348,687(16)        348,687           0             *
Robert Feig                                              348,687(17)        348,687           0             *
Fennmore Holdings LLC                                  3,486,874(18)      3,486,874           0             *
Shimon Fishman                                            69,737(19)         69,737           0             *
Marc Frohlich                                            662,506(20)        662,506           0             *
Evelyn E. Gestetner                                    1,255,275(21)      1,255,275           0             *
Richard Geyser                                            43,307(22)         43,307           0             *
Gibralt Capital Corporation                            3,486,874(23)      3,486,874           0             *
Sheldon M. Goldman                                       348,687(24)        348,687           0             *
David I. Goodfriend                                      245,420(25)        245,420           0             *
Asher Gottesman                                          139,475(26)        139,475           0             *
Rachelle Heller                                          348,687(27)        348,687           0             *
Homeward Rehab                                           348,687(28)        348,687           0             *
House of Bangles Jewelry Inc.                            174,344(29)        174,344           0             *
Hillel Hyman                                             174,344(30)        174,344           0             *
Iron Grid, Ltd.                                          174,344(31)        174,344           0             *
JBE Limited                                              697,375(32)        697,375           0             *
Jewish Communal Fund                                   1,287,500(33)      1,287,500           0             *
Ron Katz                                                 523,031(34)        523,031           0             *
Reuven Kaufman                                           348,687(35)        348,687           0             *
Marcia Kucher                                              8,121(36)          8,121           0             *
KZ Limited                                               697,375(37)        697,375           0             *
Ronald D. Lachman Revocable Trust Dated
   12/22/00 and Mary Ann Lachman Revocable
   Trust Dated 12/22/00                                1,394,750(38)      1,394,750           0             *
Langley Partners, L.P.                                 3,138,187(39)      3,138,187           0             *
Dwight E. Lee                                            174,344(40)        174,344           0             *
Lehman Brothers International Europe-ref
   Salida Capital 5600598                                871,719(41)        871,719           0             *
Jonathan J. Leifer                                       348,687(42)        348,687           0             *
Little Bear Investments LLC                              941,463(43)        941,463           0             *
Nathan Low                                             1,871,474(44)      1,871,474           0             *
LRG Holdings Inc.                                        139,475(45)        139,475           0             *
David A. Lyons                                            69,737(46)         69,737           0             *

Jason Lyons                                            2,064,398(47)      2,064,398           0             *
Mainfield Enterprises Inc.                             2,789,499(48)      2,789,499           0             *
Amnon Mandelbaum                                       2,208,781(49)      2,208,781           0             *
Randy Maslow                                             104,606(50)        104,606           0             *
MEA Group LLC                                            871,719(51)        871,719           0             *
Melton Management Ltd.                                   697,375(52)        697,375           0             *
Metricom, Inc.                                               275,000        275,000           0             *
Motient Communications, Inc.                                 500,000        500,000           0             *
Ronald Nash                                              348,687(53)        348,687           0             *
Omega Capital Small Cap Fund, Ltd.                     2,092,125(54)      2,092,125           0             *
Peekskill LLC                                          2,092,125(55)      2,092,125           0             *
Pension Financial Services Canada Inc. in Trust
   for Hazelton Capital Limited Acct. #2XAAC2F           523,031(56)        523,031           0             *
Pension Financial Services Canada Inc. in Trust
   for  Romeo DiBattista                                 348,687(57)        348,687           0             *
Portside Growth and Opportunity Fund                   2,092,125(58)      2,092,125           0             *
Rock Associates                                          174,344(59)        174,344           0             *
Jay Rodin                                                207,063(60)        207,063           0             *
Reuven Y. Rosenberg                                      697,375(61)        697,375           0             *
Henry Rothman                                            209,212(62)        209,212           0             *
Robert Schechter                                          34,869(63)         34,869           0             *
Jeffrey Schneider                                        348,687(64)        348,687           0             *
Abraham Schwartz                                         174,344(65)        174,344           0             *
Sherleigh Associates Inc. Profit Sharing Plan          3,138,187(66)      3,138,187           0             *
Smithfield Fiduciary LLC                              13,250,122(67)     13,250,122           0             *
Special Situations Fund III, L.P. (68)                11,266,091(69)     11,266,091           0             *
Special Situations Private Equity Fund, L.P. (68)      3,244,885(70)      3,244,885           0             *
Special Situations Technology Fund, L.P. (68)            485,373(71)        485,373           0             *
Special Situations Technology Fund II, L.P. (68)       2,477,075(72)      2,477,075           0             *
Special Situations Cayman Fund, L.P. (68)              3,447,821(73)      3,447,821           0             *
SRG Capital, LLC                                         348,687(74)        348,687           0             *
Stellar Continental LLC                                1,000,000(75)      1,000,000           0             *
Eli Stern                                                        515            515           0             *
Bina Stern                                                       515            515           0             *
Sara Stern                                                       857            857           0             *
Shai Stern                                                   171,940        171,940           0             *
Zvi Stern                                                        515            515           0             *
Richard Stone                                          2,988,588(76)      2,988,588           0             *
Sunrise Equity Partners, L.P.                          6,276,374(77)      6,276,374           0             *
Sunrise Securities Corp.                                 626,652(78)        626,652           0             *
The Conus Fund L.P.                                    2,447,786(79)      2,447,786           0             *
The Conus Fund Offshore Ltd.                             327,766(80)        327,766           0             *
The Conus Fund (QP) L.P.                                 327,766(81)        327,766           0             *
Dr. Daniel Toledano                                      209,212(82)        209,212           0             *
Vanguard Systems of New York, Inc.                       174,344(83)        174,344           0             *
Vertical Ventures, LLC                                 4,184,249(84)      4,184,249           0             *
Vintage Filings LLC                                                l              l           0             *
Vitel Ventures Corporation                               697,375(85)        697,375           0             *
WEC Partners LLC                                         697,375(86)        697,375           0             *
Michael Weinberger                                       348,687(87)        348,687           0             *
West End Convertible Fund L.P.                           348,687(88)        348,687           0             *
Wolfe, L.P.                                              174,344(89)        174,344           0             *
Yokim Asset Management Corp.                             697,375(90)        697,375           0             *
Zenny Trading Ltd.                                     1,046,062(91)      1,046,062           0             *
Zinc Partners, LP (92)                                 1,486,029(93)      1,486,029           0             *
Zinc Partners II, LP (92)                                 17,448(94)         17,448           0             *

Zinc Partners Offshore, Ltd. (92)                      1,286,015(95)      1,286,015           0             *
Bradley Zipper (92)                                      348,687(96)        348,687           0             *

----------
* Represents beneficial ownership of less than one percent.

(1) The preceding table has been prepared based solely upon information furnished to us as of the date of this prospectus by the selling stockholders listed above. The selling stockholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their shares since the date on which the information in the preceding table is presented.
(2) Includes 8,400 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(3) Includes 9,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(4) Includes 2,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(5) Includes 2,903,690 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. Mr. Caldwell is a designee of Sunrise Securities Corp. ("SSC"), the placement agent in our private placement, with respect to a portion of the placement agent's compensation.
(6) Includes 1,867 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(7) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(8) Includes 7,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(9) Includes 14,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(10) Includes 9,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(11) Includes 14,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(12) Includes 5,133 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. See also footnotes 79-81.
(13) Includes 19,133 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(14) Includes 9,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(15) Includes 933 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(16) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(17) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(18) Includes 46,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(19) Includes 933 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(20) Includes 8,867 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(21) Includes 16,800 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(22) Includes 42,046 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. Mr. Geyser is a designee of SSC, the placement agent in our private placement, with respect to a portion of the placement agent's compensation.
(23) Includes 46,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.

(24) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(25) Includes 188,405 shares of common stock issuable upon exercise of warrants exercisable beginning September 10, 2005. Level Counter, LLC ("LCL") is the general partner of Sunrise Equity Partners, L.P. ("SEP"). Nathan Low, Amnon Mandelbaum, Marilyn Adler and David Goodfriend are the members of LCL. Nathan Low, Amnon Mandelbaum and Marilyn Adler are the investment committee members principally responsible for the selection, acquisition and disposition of the portfolio securities held by SEP. Mr. Goodfriend is a designee of SSC, the placement agent in our private placement, with respect to a portion of the placement agent's compensation.
(26) Includes 1,867 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(27) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(28) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(29) Includes 2,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(30) Includes 2,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(31) Includes 2,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(32) Includes 9,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. JBE Limited and KZ Limited are wholly-owned subsidiaries of York Investment Limited. York Investment Limited is an investment fund domiciled in the Commonwealth of the Bahamas.
(33) Includes 1,250,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(34) Includes 7,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(35) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(36) Includes 7,884 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. Ms. Kucher is a designee of SSC, the placement agent in our private placement, with respect to a portion of the placement agent's compensation.
(37) Includes 9,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. JBE Limited and KZ Limited are wholly-owned subsidiaries of York Investment Limited. York Investment Limited is an investment fund domiciled in the Commonwealth of the Bahamas.
(38) Includes 18,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(39) Includes 42,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(40) Includes 2,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(41) Includes 11,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(42) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(43) Includes 12,600 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(44) Includes 1,439,119 shares of common stock issuable upon exercise of warrants exercisable beginning September 10, 2005. Nathan Low, Amnon Mandelbaum, Marilyn Adler and David Goodfriend are the members of LCL. Nathan Low, Amnon Mandelbaum and Marilyn Adler are the investment committee members principally responsible for the selection, acquisition and disposition of the portfolio securities held by SEP. Mr. Low is the sole shareholder of Sunrise Securities Corp. ("SSC"), with sole investment and voting control of SSC. Mr. Low is a designee of SSC, the placement agent in our private placement, with respect to a portion of the placement agent's compensation.

(45) Includes 1,867 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(46) Includes 933 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(47) Includes 1,009,101 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. Mr. Lyons is a designee of SSC, the placement agent in our private placement, with respect to a portion of the placement agent's compensation.
(48) Includes 37,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(49) Includes 1,695,648 shares of common stock issuable upon exercise of warrants exercisable beginning September 10, 2005. Nathan Low, Amnon Mandelbaum, Marilyn Adler and David Goodfriend are the members of LCL. Nathan Low, Amnon Mandelbaum and Marilyn Adler are the investment committee members principally responsible for the selection, acquisition and disposition of the portfolio securities held by SEP. Mr. Mandelbaum is a designee of SSC, the placement agent in our private placement, with respect to a portion of the placement agent's compensation.
(50) Includes 1,400 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(51) Includes 11,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(52) Includes 9,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(53) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(54) Includes 28,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(55) Includes 28,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(56) Includes 7,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(57) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(58) Includes 28,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(59) Includes 2,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(60) Includes 201,032 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. Mr. Rodin is a designee of SSC, the placement agent in our private placement, with respect to a portion of the placement agent's compensation.
(61) Includes 9,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(62) Includes 2,800 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(63) Includes 467 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(64) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(65) Includes 2,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(66) Includes 42,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(67) Includes 177,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(68) MGP Advisors Limited ("MGP") is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. ("AWM") is the general partner of MGP and the general partner of and investment advisor to the Special Situations Cayman Fund, L.P. MG Advisors, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P.

      SST Advisors, L.L.C. ("SSTA") is the general partner of and investment advisor to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. Austin W. Marxe and David M.
      Greenhouse are the principal owners of MGP, AWM, MG and SSTA and are principally responsible for the selection, acquisitions and disposition of the portfolio securities by each investment adviser on behalf of its funds.
(69) Includes 150,780 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(70) Includes 43,428 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(71) Includes 6,496 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(72) Includes 33,152 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(73) Includes 46,144 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(74) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(75) Includes 1,000,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(76) Includes 118,254 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. Mr. Stone is a designee of SSC, the placement agent in our private placement, with respect to a portion of the placement agent's compensation.
(77) Includes 84,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. LCL is the general partner of SEP. Nathan Low, Amnon Mandelbaum, Marilyn Adler and David Goodfriend are the members of LCL. Nathan Low, Amnon Mandelbaum and Marilyn Adler are the investment committee members principally responsible for the selection, acquisition and disposition of the portfolio securities held by SEP.
(78) Includes 608,400 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. Nathan Low is the sole shareholder of SSC, with sole investment and voting control of SSC.
(79) Includes 32,760 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. Conus Partners Inc. is the investment manager for East Hudson Inc. (BVI) and The Conus Fund Offshore Ltd. Conus Capital LLC is the general partner of and investment manager to The Conus Fund L.P. and The Conus Fund (QP) L.P. Andrew Zacks is the managing member of Conus Capital LLC and managing director of Conus
      Partners Inc. and is responsible for the selection, acquisition and disposition of the portfolio securities by the investment advisor.
(80) Includes 4,387 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. See also footnote 79.
(81) Includes 4,387 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. See also footnote 79.
(82) Includes 2,800 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(83) Includes 2,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(84) Includes 56,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(85) Includes 9,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(86) Includes 9,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. WEC Partners, LLC, a Delaware limited liability company is the general partner of West End
      Convertible Fund L.P. and exercises investment discretion over its investments.
(87) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(88) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004. West End Convertible Fund L.P. is a Cayman Island exempted limited partnership.

(89) Includes 2,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(90) Includes 9,333 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(91) Includes 14,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(92) Zinc Partners, LP, Zinc Partners II, LP and Zinc Partners Offshore, Ltd. are investment partnerships that are managed by a company that is 60% owned by Bradley Zipper. Zinc Partners, LP and Zinc Partners II, LP are domestic entities and Zinc Partners Offshore, Ltd. is domiciled in the Cayman Islands.
(93) Includes 19,888 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(94) Includes 234 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(95) Includes 17,211 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.
(96) Includes 4,667 shares of common stock issuable upon exercise of warrants exercisable within 60 days of March 10, 2004.

                              PLAN OF DISTRIBUTION

      The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

      The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

            o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

            o block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

            o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

            o an exchange distribution in accordance with the rules of the applicable exchange;

            o     privately negotiated transactions;

            o     short sales;

            o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

            o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

            o     a combination of any such methods of sale; and

            o     any other method permitted pursuant to applicable law.

      The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

      The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

      The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

      In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

      We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

      We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in documents listed below, which is considered to be a part of this prospectus:

            o Our Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 10, 2004, pursuant to Section 13(a) of the Securities Exchange Act of 1934; and

            o The description of our Common Stock contained in the Registration Statement on Form 8-A filed on February 7, 2000, pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

      We also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold. The most recent information that we file with the SEC automatically updates and supercedes older information. The information contained in any such filing will be deemed the to be a part of this prospectus, commencing on the date on which the document is filed.

      You may request a copy of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

                                 GoAmerica, Inc.
                          Attention: Investor Relations
                              433 Hackensack Avenue
                          Hackensack, New Jersey 07601
                                  201-996-1717

                                  LEGAL MATTERS

      The validity of the issuance of the shares of our common stock described herein has been passed upon for us by Lowenstein Sandler PC, Roseland, New Jersey.

                                     EXPERTS

      Our consolidated financial statements as of December 31, 2003 and 2002, and for each of the years then ended incorporated by reference in this registration statement from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by WithumSmith + Brown P.C., independent auditors, as stated in their report which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the year ended December 31, 2001 included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule for the year ended December 31, 2001 are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the shares being offered by and for the account of the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. For further information about us, please refer to the registration statement and the documents incorporated by reference in this prospectus.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. The SEC's website contains reports, proxy statements and other information regarding issuers, such as GoAmerica, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Distribution

      The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this prospectus other than any sales commissions or discounts, which expenses are the responsibility of the selling stockholders. All amounts shown are estimates except the SEC registration fee and the Nasdaq additional listing fee.

SEC registration  fee                                      $       6,939
Nasdaq additional listing fee                              $      45,000
Legal fees and expenses                                    $      25,000
Accounting fees and expenses                               $      10,000
Miscellaneous fees and expenses                            $       5,000
                                                           -------------
 Total                                                     $      91,939
                                                           =============

Item 15. Indemnification of Directors and Officers

      Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

      Article IX of our Bylaws specifies that we shall indemnify our directors, officers, employees and agents because he or she was or is a director, officer, employee or agent of GoAmerica or was or is serving at the request of GoAmerica as a director, officer, employee or agent of another entity to the full extent that such right of indemnity is permitted by the laws of the State of Delaware. This provision of the Bylaws is deemed to be a contract between GoAmerica and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the Delaware General Corporation Law are in effect, and any repeal or modification thereof shall not offset any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

      Section 102(b)(7) of the Delaware General Corporation Law enables a corporation in its certificate of incorporation to limit the personal liability of members of its board of directors for violation of a director's fiduciary duty of care. This Section does not, however, limit the liability of a director for breaching his or her duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, or from any transaction in which the director derived an improper personal benefit. This Section also will have no effect on claims arising under the federal securities laws. GoAmerica's Certificate of Incorporation limits the liability of our directors as authorized by Section 102(b)(7).

      We have obtained liability insurance for the benefit of our directors and officers which provides coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as directors or officers of GoAmerica (or any subsidiary thereof) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law.

Item 16.    Exhibits

Exhibit
Number
-------

    4.1 Purchase Agreement, dated as of December 19, 2003, among GoAmerica, Inc. and the investors named therein (the "Investors"), incorporated by reference to Exhibit 4.1 of the registrant's Current Report on Form 8-K (File No. 000-29359), filed with the SEC on December 24, 2003 (the "8-K").
    4.2 Registration Rights Agreement, dated as of December 19, 2003, among GoAmerica, Inc. and the Investors, incorporated by reference to Exhibit
         4.2 of the 8-K.
    4.3 Form of Warrant to purchase common stock issued to the Investors incorporated by reference to Exhibit 4.5 of the 8-K.
    4.4 Form of Warrant to purchase common stock issued to Derek Caldwell as nominee for Sunrise Securities Corp., incorporated by reference to
         Exhibit 4.6 of the 8-K
    4.5 Form of Warrant to purchase common stock issued to Amnon Mandelbaum as nominee for Sunrise Securities Corp., incorporated by reference to
         Exhibit 4.7 of the 8-K
    5.1  Opinion  of  Lowenstein  Sandler  PC,  counsel to the  registrant
   23.1  Consent of WithumSmith + Brown, P.C.
   23.2  Consent of Ernst & Young LLP
   23.3  Consent of Lowenstein Sandler PC (contained in Exhibit 5.1)
   24.1  Power of attorney (contained on signature page)

Item 17. Undertakings

      A.    The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material  information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hackensack, State of New Jersey, on this 10th day of March, 2004.

                                               GOAMERICA, INC.

                                               By: /s/ DANIEL R. LUIS
                                                   -----------------------------
                                                   Daniel R. Luis
                                                   Chief Executive Officer

                                POWER OF ATTORNEY

      Each person whose individual signature appears below hereby authorizes and appoints Daniel R. Luis and Donald G. Barnhart, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

       Signature                          Title                        Date
----------------------     ----------------------------------     --------------
/s/ Aaron Dobrinsky        Chairman of the Board                  March 10, 2004
----------------------
    Aaron Dobrinsky

/s/ Daniel R. Luis         Chief Executive Officer (Principal     March 10, 2004
----------------------     Executive Officer)
    Daniel R. Luis

/s/ Donald G. Barnhart     Chief Financial Officer (Principal     March 10, 2004
----------------------     Accounting Officer)
    Donald G. Barnhart

/s/ Joseph Korb            Director                               March 10, 2004
----------------------
    Joseph Korb

/s/ Alan Docter            Director                               March 10, 2004
----------------------
    Alan Docter

/s/ Mark Kristoff          Director                               March 10, 2004
----------------------
    Mark Kristoff

/s/ King Lee               Director                               March 10, 2004
----------------------
    King Lee

                                  EXHIBIT INDEX

Exhibit
Number
-------

    4.1 Purchase Agreement, dated as of December 19, 2003, among GoAmerica, Inc. and the investors named therein (the "Investors"), incorporated by reference to Exhibit 4.1 of the registrant's Current Report on Form 8-K (File No. 000-29359), filed with the SEC on December 24, 2003 (the "8-K").
    4.2 Registration Rights Agreement, dated as of December 19, 2003, among GoAmerica, Inc. and the Investors, incorporated by reference to Exhibit
         4.2 of the 8-K.
    4.3 Form of Warrant to purchase common stock issued to the Investors incorporated by reference to Exhibit 4.5 of the 8-K.
    4.4 Form of Warrant to purchase common stock issued to Derek Caldwell as nominee for Sunrise Securities Corp., incorporated by reference to
         Exhibit 4.6 of the 8-K
    4.5 Form of Warrant to purchase common stock issued to Amnon Mandelbaum as nominee for Sunrise Securities Corp., incorporated by reference to
         Exhibit 4.7 of the 8-K
    5.1  Opinion  of  Lowenstein  Sandler  PC,  counsel to the  registrant
   23.1  Consent of WithumSmith + Brown, P.C.
   23.2  Consent of Ernst & Young LLP
   23.3  Consent of Lowenstein Sandler PC (contained in Exhibit 5.1)
   24.1  Power of attorney (contained on signature page)